

September 28, 2011

Via E-mail
Daniel P. Donovan
President and Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re: Star Gas Partners, L.P.**
> **Star Gas Finance Company**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 9, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **December 31, 2010 and March 31, 2011**
> **Filed February 7, 2011 and May 4, 2011**
> **Form 8-K**
> **Filed June 7, 2011**
> **File Nos. 001-14129 and 333-103873-01**

Dear Mr. Donovan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note response number two in your letter to the Staff, dated May 8, 2003, in which you state that Star Gas Finance Company does not intend to file separate periodic reports required by the Exchange Act in reliance on the exemption set forth in Exchange Act Rule 12h-5 and Item 3-10 of Regulation S-X. However, it appears that Star Gar Finance Company has been filing periodic reports with us. Please tell us your intentions with respect to Star Gas Finance Company's filing of separate periodic reports required by the

Exchange Act. If you intend for Star Gas Finance Company to rely on the aforementioned exemptions, then please remove the company's name, commission file number and other information specific to the company from the cover page of periodic reports filed by Star Gas Partners, L.P., and remove other information relating to Star Gas Finance Company from your periodic reports, including without limitation the certifications required by Exchange Act Rule 13a-14(a) and (b). If Star Gas Finance Company will continue to file periodic reports under Exchange Act Section 15(d), then please revise the cover page of the Form 10-K to clarify, if correct, that the common units registered pursuant to Exchange Act Section 12(b) are securities of Star Gas Partners, L.P. and that Star Gas Finance Company does not have any securities registered pursuant to Exchange Act Section 12(b).

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1. Business, page 3

Business Overview, page 4

2. Please disclose the specific metric (e.g., revenues, number of customers, etc.) on which you base your belief that you are the largest retail distributor of home heating oil in the United States.

Item 1A. Risk Factors, page 9

3. This section should discuss only your material, known risks. Accordingly, please delete the reference in the second paragraph, second sentence to "additional risks and uncertainties not currently known to us or…conditions that we currently deem to be immaterial…"

Item 5. Market for Registrant's Units and Related Matters, page 18

4. Please disclose the number of record holders of your common units as of the latest practicable date instead of as of your most recent fiscal year-end. See Item 201(b)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 45

(c) Changes in Internal Control over Financial Reporting, page 46

5. Rather than stating that there was no change in your internal control over financial reporting other than the CEC integration, please revise to state, if correct, that there were changes to your internal control over financial reporting and refer readers to your discussion of the CEC integration.

Daniel P. Donovan
Star Gas Partners, L.P.
September 28, 2011
Page 3

Item 10. Directors, Executive Officers and Corporate Governance, page 47

Director Independence, page 49

6. If you have relied upon exemptions to the NYSE requirement that a majority of a board of directors be independent, be disclose the exemption relied upon and explain the basis for your conclusion that such exemption is applicable. See Item 407(a) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 50

7. The disclosure provided in this subsection should be with respect to your most recent fiscal year. Please provide us with the required disclosure and revise future filings. See Item 405(a) of Regulation S-K.

Item 11. Executive Compensation, page 51

8. Please include the disclosure required by Item 407(e)(5) of Regulation S-K.

Compensation Philosophy and Policies, page 51

9. We note that one of your policies in determining the compensation of named executive officers is that compensation should be related to improving unitholder value. We also note the disclosure in the fourth paragraph under "—Elements of Executive Compensation" that your long-term incentive awards motivates your named executive officers to create unitholder value. For fiscal 2010, long-term incentive awards constitute less than 2% of total compensation for each of your named executive officers. Please revise to clarify the relative weights of total compensation attributable to each element of compensation and how such weighting relates to your overall compensation policies and objectives.

Compensation Methodology, page 51

10. We note the reference to "subjectively setting compensation based on the above factors…" in the fourth sentence. Please clarify to which factors you are referring.

Elements of Executive Compensation, page 52

Long-Term Management Incentive Compensation Plan, page 53

11. We note the disclosure in the first sentence that the long-term compensation structure is intended to align your employee's performance with the long-term performance of your unitholders. Please clarify why you classify your long-term incentive awards as "long-term" compensation. We note that such awards are based on the amount of Incentive

Distributions and Gains Interest in one fiscal year and not across different fiscal years. Please explain how such awards motivate your named executive officers to create unitholder value beyond the current fiscal year and on a long-term basis.

Fiscal 2010 Compensation Decisions, page 55

Base Salary, page 55

12. We note that you discuss increases in your named executive officers' base salaries as of October 1, 2010, which is after the fiscal year covered by the Form 10-K. Please also discuss in this section the changes to your named executive officers' base salaries for the fiscal year covered by the Form 10-K. We note that you provided such discussion in your Form 10-K filed on December 9, 2009. See Instruction 2 to Item 402(b) of Regulation S-K.

Annual Discretionary Profit Sharing Allocation, page 55

13. Please discuss how each of the three factors listed in "—Elements of Executive Compensation—Profit Sharing Allocations" contributed to your decision to pay your fiscal 2010 bonus amounts. For example, please disclose your budgeted adjusted EBITDA for fiscal 2010. Please also disclose the specific contributions of each named executive officers that you considered in determining each such person's bonus. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

Long-Term Management Incentive Compensation Plan, page 55

14. Please clarify how the number of participation points assigned to each named executive officers relates to the amount that such named executive officer receives under your long-term management incentive compensation plan based on the amount of Incentive Distributions and Gains Interest. See Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation Table, page 57

15. Please disclose why the amounts disclosed in the "Salary" column do not match the amounts presented in the "Compensation Discussion and Analysis" section for the applicable period. For example, we note that Daniel P. Donovan received a salary of $395,667 for fiscal year 2010, as disclosed in the Summary Compensation Table on page 57. However, in "Item 11. Executive Compensation—Fiscal 2009 Compensation Decisions" on page 56 of your Form 10-K filed on December 9, 2009, you disclose that Mr. Donovan would receive a salary of $391,000 for fiscal year beginning on October 31, 2009.

16. We note that you have classified your profit sharing allocations as non-equity incentive plan compensation. Please provide us with your analysis for why you believe such

payments are non-equity incentive plan compensation instead of bonuses. Please also tell us why you have not included a grant of plan-based awards table disclosing the information required by Item 402(d)(2)(iii) of Regulation S-K with respect to your profit sharing allocations. For guidance, please consider Questions 119.02, 120.02 and 222.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Pension Plans Pursuant to Which Named Executive Officers Have an Accumulated Benefit But Are Not Currently Accruing Benefits, page 58

17. Please provide the disclosure required by Item 402(h)(3) and Instruction 2 to Item 402(h)(2) of Regulation S-K.

Exhibits 31.1 through 31.4

18. The certification required by Exchange Act Rule 13a-14(a) must be identical to the form set forth in Item 601(b)(31)(i) of Regulation S-K. For example, we note that you state "generally accepted principles" instead of "generally accepted accounting principles" in paragraph 4(b). Please revise the certifications to match such form.

Forms 10-Q for Fiscal Quarters Ended December 31, 2010 and March 31, 2011

19. Please comply with comment five, as it applies to your Forms 10-Q for fiscal quarters ended December 31, 2010 and March 31, 2011.

Form 8-K filed June 7, 2011

20. Please file, with your next periodic report, executed copies of the Amended and Restated Credit Agreement and the Amended and Restated Pledge and Security Agreement. See Rule 302(a) of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Staff Attorney, at (202) 551-3427, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Richard Ambury